FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2007.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Japan Servo to Establish Production Base in Vietnam

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on November 20, 2007, in Kyoto, Japan

Japan Servo to Establish Production Base in Vietnam

Nidec Corporation (“Nidec,” NYSE: NJ) today announced that one of its consolidated subsidiary Japan Servo Co., Ltd. (“Japan Servo”, Tokyo Stock Exchange Second Section: 6585) has resolved at a board meeting held today to establish a manufacturing subsidiary in Vietnam.

The new company will undertake manufacture of hybrid stepping motors* in the Saigon High-Tech Park, Vietnam, which is the Nidec Group’s second largest manufacturing complex after the Nidec Industrial Park in Pinghu, China.

Japan Servo sees strong market for hybrid stepping motors* and expects Vietnam to provide it with a fertile recruiting ground and geographical advantages essential for productivity improvement.

*The hybrid stepping motor uses a multi-toothed rotor (as in the variable reluctance motor) and has an axially magnetized concentric magnet around its shaft (as in the permanent magnet motor), providing better performance in step resolution, torque and speed.

The details of the new company are as follows:

1. Outline of New Company

a) Company Name:	NIDEC SERVO VIETNAM CORPORATION
b) Date of Establishment (planned):	December 2007
c) Start of Production:	October 2008
d) Location:	Saigon Hi-Tech Park (Ho Chi Minh City, Vietnam)
e) Representative:	Takuya Tajima, Chairman
Keiji Osawa, President
f) Investment Plan:	FY2008 US$15million FY2009 US$15million FY2010 US$20million
g) Ownership:	Japan Servo Co., Ltd. (100%)
h) Line of Business:	Manufacture and sale of small precision motors, etc.
i) Site area (approx. sq):	2008 (1st phase) 45,000 2010 (2nd phase) 20,000
j) Plant (approx. sq):	End of July 2008 (1st phase) 20,000 Floor space: End of 2009 (2nd phase) 20,000 End of 2010 (3rd phase) 20,000
k) Production Plan:	FY2008: 12million/year FY2009: 24million/year FY2010: 48million/year
l) Number of Employees:	FY2008: 500 FY2009: 2,000 FY2010: 5,000
m) Fiscal Year-end:	March 31

Nidec Servo Vietnam Corporation (Rendu)

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